Exhibit 99(d)(23)

Nautilus Marine Acquisition Corp.
90 Kifissias Avenue,
Maroussi 15125, Athens, Greece

November 13, 2012

Mr. Prokopios (Akis) Tsirigakis
18 Proteos Street,
Kifissia 14564, Athens, Greece

Re:           Employment Agreement

Dear Mr. Tsirigakis,

The undersigned, Nautilus Marine Acquisition Corp. (the ‘Company’), a Marshall Islands corporation which will establish a Law 89 branch in Greece as a wholly-owned subsidiary (the ‘Law 89 Subsidiary’) representing the Company in Greece, is entering into this employment agreement with you effective as of the date of closing (the ‘Effective Date’) of the Company’s Offer-To-Purchase (the ‘Transaction’) and will assign this contract to such Law 89 Subsidiary as of the Effective Date. As of the Effective Date, the Company will begin to employ you in the capacity of Co-Chief Executive Officer of NAUTILUS Group and your desire to be so employed by the NAUTILUS Group, upon the terms and conditions set forth in this letter agreement In this Agreement, the term “the Nautilus Group” means and includes the Company and each of its controlled subsidiaries as the Board of directors of the Company (the “Board of Directors”) or such subsidiary shall so designate.

Accordingly, in consideration of the mutual covenants hereinafter set forth and intending to be legally bound, the Company and you hereby agree as follows:

1. Employment; Term. The duration of your employment under this Agreement  shall be for a term of five (5) years beginning on the Effective Date and ending on the day before the fifth  anniversary thereof (the "Term").  Thereafter, the Term shall automatically renew for successive one-year terms, unless either you give written notice to the Company, or the Company gives written notice to you, not less than 180 days prior to the expiration of any such Term that the Term will not be extended.  In any event, the Term shall terminate if either party terminates your employment hereunder in accordance with the provisions of Section 4 hereof, in which event the Term shall terminate on the Termination Date.

2. Position; Duties.

(a) During the Term, you will hold the titles and offices, and serve in the positions of Co-Chief Executive Officer and Chairman of the Nautilus Group.  You shall report directly to the board of directors of the Company (the “Board of Directors”) and shall perform such specific duties and services of a senior executive nature (including service as an officer, director or equivalent position of any subsidiary or affiliate of the Company, without additional compensation) as the Board of Directors shall reasonably request consistent with your positions.  All senior officers and senior executives of the Nautilus Group will report to you directly or to your designee.

(b) During the Term, you shall devote the necessary time and attention to the business and affairs of the Company and use your reasonable best efforts to faithfully perform your duties and responsibilities but notwithstanding the foregoing, nothing in this Agreement shall preclude you (i) from engaging, consistent with your duties and responsibilities hereunder, in charitable, educational and community affairs, including serving on the Board of Directors of any charitable, educational or community organization, (iii) from managing your personal investments, (iv) upon written approval of the Board of Directors, which approval shall not be unreasonably withheld, from serving as a director of another company and (v) from engaging in other business activities. However, you agree to disclose any Offshore Supply Vessel opportunities and the material facts attendant thereto, that you wish to pursue privately, to the Board of Directors for consideration by the Company.  If within 10 business days of your disclosing such business opportunities to the Board of Directors, the Board of Directors fails to adopt a resolution (and to provide a copy of same to you) that it will pursue such business opportunity, the Company will be deemed to have declined to pursue such opportunity, in which event you shall be free to pursue it.

(c) Without limiting any obligation of the Company to you, your services hereunder shall be for the benefit of the members of the Nautilus Group and the Company shall allocate the cost of these arrangements among such members of the Nautilus Group as it determines appropriate.

3. Salary; Additional Compensation; Perquisites and Benefits.

(a) During the Term, the Law 89 Subsidiary will pay you a gross base salary at an annual rate of not less than €60,000 ("Base Salary"), subject to annual review by the Board of Directors of the Company, or an appropriate committee thereof for increase, but not decrease.  After any such increase, the term "Base Salary" as utilized in this Agreement shall thereafter refer to the increased amount.  Such Base Salary shall be paid in 12 monthly installments and will receive any adjustments in accordance with the Greek legislation. The Company shall also cover all social security contributions, state pension and professional association fees and contributions in addition to the normal withholding tax and other contributions.

(b) During the Term, you will be eligible to participate in all benefit programs as are from time to time made generally available to other senior executives of the Nautilus  Group on a basis no less favorable than provided any other senior executive of the Company.

(c) The Law 89 Subsidiary will reimburse you, in accordance with its standard policies from time to time in effect, for such reasonable and necessary out-of-pocket business expenses as may be incurred by you during the Term in the performance of your duties and responsibilities for any member of the Nautilus Group.  You will provide documentation of such expenses as reasonably required under standard Company policies from time to time.  The Company will also reimburse you for the legal fees and other expenses incurred by you relating to the negotiation and drafting of this Agreement and related agreements, up to a maximum of Euro 5,000.

(d) You shall be entitled to a vacation period to be credited and taken in accordance with the Nautilus Group’s policy, from time to time in effect, of four weeks per annum.

(e) You should be eligible to receive stock option and other equity grants from time to time pursuant to the Company’s First Equity Incentive Plan, as it may be amended from time to time, or any successor stock incentive plan in accordance with the terms and conditions thereof on a basis no less favorable than provided any other senior executive of the Company.

4. Termination.

(a) The Company may terminate your employment under this Agreement at any time with or without Cause in accordance herewith.  As used herein, the term "Cause" means:

(i) your conviction of a crime that constitutes a felony or other crime involving moral turpitude; provided that your employment shall not be terminated for Cause if you are convicted of (or plea nolo contendere to) a felony relating to environmental or shipping laws absent an intentional, criminal act by you;

(ii) in carrying out your duties for the Company, you engage in conduct that constitutes willful gross neglect or willful gross misconduct resulting, in either case, in material economic harm to the Company, unless you believed in good faith that such or non-action was in, or not opposed to, the best interests of the Company;

(iii) your willful engaging in acts (or your failure to engage in proper acts) constituting disloyalty to the Company, including without limitation, (i) your engaging in Competitive Activity, as defined in Section 8 herein, or (ii) your willful repeated breach of this Agreement, albeit not constituting conduct covered by Section 4(a)(ii) above; and

(iv) your failure to cooperate in any investigation by the Company or any special committee of the Board of Directors.

Anything herein to the contrary notwithstanding, you shall not be terminated for "Cause" within the meaning of clauses (a)(ii), (iii) or (iv) above, unless written notice stating the basis for the termination is provided to you and you are given at least thirty (30) days to cure the neglect or conduct that is the basis of such claim and, if you fail to cure such neglect or conduct (or such neglect or conduct is incurable), you shall have an opportunity to be heard before the full Board of Directors (at which you may be accompanied by counsel) and, after such hearing, there is a two-thirds majority vote of all members of the Board of Directors (other than you) to terminate your employment for Cause which vote is communicated to you in writing.

(b) Your employment hereunder will terminate forthwith upon your death or, at your or the Company's option, 30 days after written notice is given by the party terminating your employment for Disability.  As used herein the term "Disability" means your inability to perform your duties and responsibilities as contemplated under this Agreement for a period of more than 180 consecutive days, or for a period aggregating more than 240 days, whether or not continuous, during any 360-day period, due to physical, mental, or emotional incapacity or impairment as determined in accordance herewith.  A determination of Disability will be made by a physician satisfactory to both you and the Company; provided that if you and the Company cannot agree as to a physician, then each will select a physician and these two together will select a third physician, whose determination as to Disability will be binding on you and the Company.  You, your legal representative or any adult member of your immediate family shall have the right to present to the Company and such physician such information and arguments on your behalf as you or they deem appropriate, including the opinion of your personal physician.  Should your employment be terminated due to Disability, all base salary and other compensation otherwise due to you hereunder shall be continued through the date on which your employment is terminated for Disability.  Except as provided in Section 5(c) below, in the event of the termination of your employment because of your death or disability, the Company shall have no further obligation or liability to you, or your heirs, successors, estate or assigns except for payment of Base Salary and accrued benefits, and the reimbursement of allowable expenses already incurred, through the Termination Date.

(c) You may terminate your employment voluntarily or for Good Reason (as defined below) and a termination of your employment by you for any reason shall not be deemed to be a breach of this Agreement or any other agreement between you and any member of the Nautilus Group.

(d) For purposes of this Agreement, "Termination Date" shall mean: (i) if your employment is terminated by the Company for Cause, the date of receipt by you of a written notice of termination from the Company in accordance with Section 16; provided that if the event giving rise to a termination for Cause is pursuant to Section 4(a)(ii), (iii) or (iv) of the definition of Cause, the Termination Date shall be the date on which there is delivered to you notice of the Board of Directors' vote as set forth in the last sentence of Section 4(a); (ii) if your employment is terminated by the Company without Cause (including by providing notice of non-renewal of the Term) or by you without Good Reason (other than for Disability), the date set forth in the written notice of termination (which in no event shall be earlier than the date such notice is sent and, in the case of a notice of non-renewal by the Company shall be the date the Term expires); (iii) if your employment is terminated by reason of death, the date of death; (iv) if your employment is terminated upon Disability, 30 days after written notice is given as specified in Section 4(b) above; and (v) if your employment is terminated by you for Good Reason, in the case of clause (8) of the definition of Good Reason in Section 5(b) hereof, the date of receipt by the Company of a written notice of termination from you (unless such notice sets forth a later date) and, in all other cases, 30 days after such notice is given unless the Company has fully cured the grounds for such termination within 30 days after such notice is given.

5. Severance; Consequences of a Change of Control. In the event that your employment is terminated prior to the expiration date provided in Section 1 (including any expiration date for any extended term), you shall be entitled only to any incurred expenses through the Termination Date required to be reimbursed under Section 3(c), and the following compensation, benefits and entitlements:

(a) In the event that your employment is terminated for Cause, or if you resign without Good Reason (as hereinafter defined) (other than for Disability), you shall be entitled to (i) an amount equal to your accrued but unpaid Base Salary through the Termination Date, (ii) any amounts earned, accrued or owing to you but not yet paid, including any awarded incentive payments for performance periods that have ended and any unreimbursed business expenses, and (iii) other payments, entitlements and benefits, if any, in accordance with applicable plans, programs, arrangements of, or any agreement, including this Agreement, with, the Company or any other member of the Nautilus  Group. In addition, in the event you resign without Good Reason (other than for Disability), any stock options that are vested as of the Termination Date shall remain exercisable for 3 months following the Termination Date, unless otherwise provided by the applicable stock option agreement or plan, the terms of which shall govern.

(b) Except as otherwise provided in Section 5(d) below, in the event that your employment is terminated (other than upon your death or Disability) during the Term (i) by the Company other than for Cause (which without Cause termination shall include the Company providing a notice of non-renewal of the Term in circumstances that would not constitute Cause pursuant hereto) or (ii) by you for Good Reason, then the Company shall pay to you an amount equal to your accrued but unpaid Base Salary through the Termination Date and shall also (A) provide you with insurance coverage or the equivalent no less favorable to you than those actually provided to you under Company benefit plans existing immediately prior to such termination (including without limitation under any Company medical, dental, long term disability and life insurance programs)  for 24 months following the Termination Date and (B) pay you, in a lump sum no later than 20 days after the Termination Date, an amount equal to three  times (x+y) where (x) indicates the Base Salary and (y) indicates the average of the Annual Incentive Awards granted to you for each of the five years preceding the year in which the Termination occurs and (c) pay you, in a lump sum, no later than 20 days  after the Termination Date, a pro rata bonus  for the year in which the Termination Date occurs determined by multiplying  the average of the Annual Incentive Awards earned and/or granted to you, as the case may be, during the five years preceding the year in which the Termination Date occurs by a fraction, the numerator of which is the number of the of days you were employed by the Company during the year of termination and the denominator of which is 365 (“Pro rata Bonus”).  The Company reserves the right in its sole and absolute discretion to ay that portion of the severance which reflects Annual Incentive Awards and Pro rate Bonus in common stock of the Company, rather than in cash and subject to the requirements of applicable law, such stock shall be registered and freely tradable from the date received. For purposes of this Agreement, “Annual Incentive Awards” for any year shall mean the sum of the cash bonus earned by you for such year, including any amounts deferred, and the value on the date of the grant of any restricted shares granted to you for such year. Finally, you shall be entitled to any amounts earned, accrued or owing to you but not yet paid, including any awarded incentive payments for performance periods that have ended and any unreimbursed business expenses, as well as any other payments, entitlements and benefits, if any, in accordance with applicable plans, programs, arrangements of, or any agreement, including this Agreement, with, the Company or any member of the Nautilus Group.  For the purpose of this Agreement, termination of employment hereunder by you for "Good Reason" shall mean your termination of your employment by written notice to the Company following the occurrence of any of the following without your prior written consent (1) reduction in your Base Salary, or the failure to make the Restricted Stock Grant as provided in Section 10 hereof, (2) a material diminution in your positions, duties or authorities as in effect immediately prior to such diminution, or any interference with your carrying out your duties so that, in the reasonable exercise of your discretion, you are unable to carry out your duties as contemplated as of the Effective Date, (3) assignment to you of duties materially inconsistent with your position as Co- Chief Executive Officer of the Company , (4) failure to reelect you to, or your removal from, the position of  Co-Chief Executive Officer of the Company  or as a director of the Company, (5) your assignment to an office other than the Company's headquarters, (6) a change in reporting structure so that you no longer report to the Board of Directors or a senior executive who reported directly to you no longer reports to you or your designee, (7) a breach by the Company of any material provision of this Agreement, (8) a Change of Control (which shall be a termination event whether or not you consented to such Change of Control), provided that you resign for Good Reason by the sixth month anniversary of the Change of Control, or (9) the failure of a successor to all or substantially all of the assets of the Company to assume the Company's obligations under this Agreement, either by written agreement or operation of law. Except for a termination pursuant to clause (8) hereof, any such termination by you for "Good Reason" shall be effective only upon 30 days prior written notice by you to the Company of such circumstances and the failure of the Company to cure within 30 days, or to make within 30 days good faith efforts to cure which is likely to be accomplished within a reasonable period (not to exceed 60 days) after the initial 30 days following receipt of such written notice of such circumstances constituting "Good Reason".

(c) In the event that your employment is terminated on account of your death or Disability, the Company will pay to you (or your estate or legal representative, as the case may be) in a lump sum within 30 days after the Termination Date an amount equal to the sum of (i) Base Salary plus (ii) a Pro-rata Bonus and shall provide you (in the case of Disability) and your eligible dependents with continued medical coverage, at the Company's cost, for 12 months following the Termination Date, provided that the Company shall only be required to continue coverage of your dependents to the extent permitted by the applicable plan.  In addition, you (or your estate or legal representative, as the case may be) shall be entitled to any amounts earned, accrued or owing to you but not yet paid, including any incentive payments for performance periods that have ended and any unreimbursed business expenses as well as any other payments, entitlements and benefits, if any, in accordance with applicable plans, programs, arrangements of, or any agreement, including this Agreement, with, the Company or any other member of the Nautilus Group.

(d) Change of Control.  If (i) a Change of Control occurs; and (ii) within six (6) months thereafter you terminate your employment for Good Reason as defined above or the Company terminates your employment without Cause, you shall be entitled to all the payments, benefits and entitlements as of the Termination Date as set forth in Section 5(b) provided that (i) the multiple in Section 5(b)(B) shall be four (4) , and (ii) health and welfare continuation in Section 5(b)(A) shall be for 36 months.

(e) As used herein, "Change of Control" shall mean the occurrence of any of the following:

(i) (x) any "person" (as such term is used in Sections 3(a)(9) and 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) or "group" (within the meaning of Section 13(d)(3) of the Exchange Act), other than you or entities which you directly or indirectly control (as defined in Rule 12b-2 under the Exchange Act) or are otherwise affiliated with, acquiring "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of thirty percent (30%) or more of the Voting  Stock of the Company;

(ii) the sale of all or substantially all of the Company's assets in one or more related transactions to a person (as such term is used in Sections 3(a)(9) and 13(d) of the Exchange Act) other than such a sale to (A) a subsidiary of the Company which does not involve a change in the equity holdings of the Company or (B) to an entity which you directly or indirectly control or are otherwise materially affiliated with immediately prior to the sale;

(iii) any merger, consolidation, reorganization or similar event of the Company or any of its subsidiaries, as a result of which the holders of the Voting Stock of the Company immediately prior to such merger, consolidation, reorganization or similar event do not directly or indirectly hold at least fifty-one percent (51%) of the Voting Stock of the surviving entity (there being excluded from the number of shares held by such shareholders, but not from Voting Stock of the combined company, any shares received by affiliates of such other company in exchange for stock of such other company);

(iv) the majority of the Board of Directors consists of individuals other than Incumbent Directors, which term means the members of the Board of Directors on the Effective Date; provided that any person becoming a director subsequent to such date whose election or nomination for election was supported by a majority of the directors who then comprised the Incumbent Directors shall be considered to be an Incumbent Director; or

(v) the Company adopts any plan of liquidation or dissolution providing for the distribution of all or substantially all of its assets.  For purposes of the Change of Control definition, "the Company" shall include any entity that succeeds to all or substantially all of the business of the Company and "Voting Stock" shall mean capital stock of any class or classes having general voting power, in the absence of specified contingencies, to elect the directors of a corporation.

(f) You shall have no duty to mitigate the severance amounts or any other amounts, benefits or entitlements payable to you hereunder or otherwise, and such amounts, benefits and entitlements shall not be subject to reduction, offset or repayment for any compensation received by you from employment in any capacity or other source following the termination of your employment with the Company or on account of any claim the Company or the any other member of the Nautilus Group may have against you.

6. Confidential Information.

(a) The Nautilus Group owns and has developed and compiled, and will own, develop and compile, information, and materials tangible or intangible, relating to itself, its customers, suppliers and others, which are secret, proprietary and confidential, and which have great value to its business (referred to in this Agreement, collectively, as "Confidential Information").  Confidential Information shall not in any event include information which (i) was generally known or generally available to the public or within the relevant trade or industry prior to its disclosure to you by the Company or (ii) becomes generally known or generally available to the public or within the relevant trade or industry subsequent to disclosure to you other than due to your violation of this Section 6. Confidential information includes, but is not limited to, information contained in manuals, documents, computer programs, compilations of technical, financial, legal or other data, specifications, designs, business or marketing plans, forecasts, financial information, work in progress, and other technical or business information which is confidential and proprietary information of the Company or any other member of the Nautilus Group.

(b) You acknowledge and agree that in the performance of your duties hereunder you will generate or develop, and the Nautilus Group otherwise will from time to time disclose to you and entrust you with Confidential Information.  You also acknowledge and agree that the unauthorized disclosure of Confidential Information obtained by you during your employment, among other things, may be prejudicial to the Nautilus Group's interests and an improper disclosure of trade secrets.  Unless the Company otherwise consents, you agree that during the Term hereunder and thereafter you shall not, except as otherwise provided herein, directly or indirectly, use, make available, sell, disclose or otherwise communicate to any corporation, partnership, individual or other third party, in all cases unrelated to the Nautilus  Group, other than in the ordinary course of your employment, any Confidential Information obtained by you during the course of your employment with the Nautilus Group.  Anything herein to the contrary notwithstanding, the provisions of this Section 6 shall not apply (x) when disclosure is required by law or by any court, arbitrator, or administrative or legislative body (including any committee thereof) with actual or apparent jurisdiction to order you to disclose or make accessible any information or (y) with respect to any other litigation, arbitration or mediation involving this Agreement or any other agreement between you and the Nautilus Group, including, but not limited to, the enforcement of such agreements (provided that in the case of clause (x), unless otherwise prohibited by law, you provide the Company with prior notice of the contemplated disclosure and reasonably cooperate with the Company at the Company's expense in seeking a protective order or other appropriate protection of such information).

(c) Upon termination of your employment, you shall not retain or take with you any Confidential Information in any Tangible Form (defined below), and you shall as promptly as possible deliver to the Company any Confidential Information in a Tangible Form that you then control, as well as all other Company property, including equipment, documents or other things, that were issued to you or otherwise received or obtained during your employment with the Company that you then control.  "Tangible Form" includes information or materials in written or graphic form, on a computer disk or other medium, or otherwise stored in or available through electronic or other form.  Anything to the contrary notwithstanding, you shall be entitled to retain (i) papers and other materials of a personal nature, including, but not limited to, photographs, correspondence (electronic or hard copy), personal diaries, calendars and Rolodexes, personal files and phone books, (ii) information showing your compensation or relating to reimbursement of expenses, (iii) information that you reasonably believe may be needed for tax purposes, (iv) copies of plans, programs relating to your employment, or termination thereof, with the Company or any other member of the Nautilus  Group and (v) minutes, presentation materials and personal notes from any meeting of the Board of Directors, or any committee thereof, while you were a member of the Board of Directors (provided you keep such board materials and personal notes relating to the board or committee meetings confidential in accordance with this Section 6), (vi) project data not proprietary to the Company.

(d) The provisions of this Section 6 shall survive the termination of the Term.  You further acknowledge and agree that the remedies available under Section 9 hereof, as well as any other remedy available at law or equity, shall be available to the Company to redress a breach by you of this Section 6.

7. Non-solicitation.

(a) You acknowledge and agree (i) that the services to be rendered by you for the Nautilus  Group are of a special, unique, extraordinary, intellectual, and personal character; (ii) that the success and good will of the Nautilus Group reflects, to a large extent, your personal involvement and relationships; (iii) that you have and will continue to develop a personal acquaintance and relationship with the Nautilus Group's employees and customers; and (iv) your position with the Nautilus Group places you in a position of confidence and trust with employees, clients, and business associates of Nautilus Group.  Consequently, you agree that it is fair, reasonable and necessary for the protection of the business, operations, assets and reputation of the Nautilus Group that you make the covenants contained in this Section 7 and in Section 8 below dealing with certain Competitive Activities.

(b) You agree that for a period of three (3) months following the Termination Date, you, and any business or enterprise that you directly or indirectly control, shall not, directly or indirectly by lending assistance, giving information, or otherwise, without the prior consent of the Company, solicit or induce or attempt to solicit or induce any employee of the Nautilus Group to leave the employ of the Nautilus Group to be employed by you or by an entity with which you are affiliated.  For purposes of this Section 7 and Section 8, you shall be deemed to "control" a business or enterprise if you are a member of its board or in senior management.  Nothing in this Section 7, however, shall apply to your personal assistant and one of the employees directly reporting to you, or any other employee with respect to whom the Board of Directors has waived the application of this Section 7.

(c) The provisions of this Section 7 shall survive the termination of the Term.  You further acknowledge and agree that the remedies available under Section 9 hereof, as well as any other remedy available at law or equity shall be available to the Company to redress a breach by you of this Section 7.

8. Certain Competitive Activities.

(a) You shall not engage in any Competitive Activity (as defined below) during the Term.  In the event of a Change of Control or a termination of your employment by the Company without Cause or by you for Good Reason, then provisions of this Section 8 shall not be effective.  The Board of Directors may, at its discretion, waive the provisions of this Section 8 by providing you with a notice in writing to that effect.  The Company shall give you prior written notice of any perceived breach and 10 business days to cure prior to taking any action.

(b) As used in this Section 8, "Competitive Activity" means involvement in the management or operation of or control, direct or indirect, of a publicly traded company that operates Platform Supply Vessels and Anchor Handlers wherever such business is located in the world if such business is or reasonably could become a competitor of the Company at the time you become affiliated with such company.

9. Life Insurance. You agree that, during the Term, the Nautilus Group will have the right to obtain and maintain life insurance on your life, at its expense, and for its benefit, subject to such aggregate coverage limitation of not less than $2 million or as you and the Company shall agree, your consent not to be unreasonably withheld. You agree to cooperate fully with the Nautilus Group in obtaining such life insurance, to sign any necessary consents, applications and other related forms or documents and to take any required medical examinations.

10. Indemnification and Liability Insurance.

(a) To the extent consistent with applicable law of Greece,  the Company agrees that if you are made a party to, are threatened to be made a party to, receive any legal process in, or receive any discovery request or request for information in connection with, any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that you are or were a director, officer, employee, consultant or agent of the Company, or are or were serving at the request of, or on behalf of, the Company or any other member of the Nautilus Group as a director, officer, member, employee, consultant or agent of another corporation, limited liability corporation, partnership, joint venture, trust or other entity, including service with respect to employee benefit plans and service with respect to any member of the Nautilus Group, whether or not the basis of such Proceeding is your alleged action in an official capacity while serving as a director, officer, member, employee, consultant or agent of the Company, any other member of the Nautilus Group or other entity, you shall be indemnified and held harmless by the Company and any member of the Nautilus Group to the fullest extent permitted by such entities' corporate documents, including, but not limited to, the Company's articles of incorporation or by-laws in effect as of the Effective Date (provided that you shall have the benefit of any amendments to such documents after the Effective Date that are favorable to you) or, if greater, by applicable law, against any and all costs, expenses, liabilities and losses (including, without limitation, attorneys' fees reasonably incurred, judgments, fines, taxes or penalties and amounts paid or to be paid in settlement and any reasonable cost and fees incurred in enforcing his rights to indemnification or contribution) incurred or suffered by you in connection therewith, and such indemnification shall continue as to you even though you have ceased to be a director, officer, member, employee, consultant or agent of the Company, any other member of the Nautilus Group or other entity and shall inure to the benefit of your heirs, executors and administrators. The Company shall reimburse you for all costs and expenses (including, without limitation, reasonable attorneys' fees) incurred by you in connection with any Proceeding within 30 business days after receipt by the Company of a written request for such reimbursement and appropriate documentation associated with these expenses. To the extent required by law, such request shall include an undertaking by you to repay the amount of such advance if it shall ultimately be determined by a non-appealable court decision that you are not entitled to be indemnified against such costs and expenses; provided that the amount of such obligation to repay shall be limited to the after-tax amount of any such advance except to the extent you are able to offset such taxes incurred on the advance by the tax benefit, if any, attributable to a deduction for repayment.

(b) The Company agrees to continue and maintain a directors' and officers' liability insurance policy covering you at a level, and on terms and conditions, no less favorable to you than the coverage the Company provides other directors and similarly-situated executives until such time as suits against you are no longer permitted by law.

(c) Nothing in this Section 12 shall be construed as reducing or waiving any right to indemnification, or advancement of expenses, you would otherwise have under the corporate documents of any member of the Nautilus Group, including, but not limited to, the Company's articles of incorporation or by-laws, or under applicable law.

11. Withholding. The parties understand and agree that all payments to be made by the Company pursuant to this Agreement shall be subject to all tax withholding and social security obligations of the Company under applicable laws of Greece.

12 No Conflict. As of the Effective Date, you represent and warrant that you are not party to or subject to any agreement, contract, understanding, covenant, judgment or decree or under any obligation, contractual or otherwise, in any way restricting or adversely affecting your ability to act for the Nautilus Group as contemplated hereby.

13. Company Representations. The Company represents and warrants that (i) the execution, delivery and performance of this Agreement has been fully and validly authorized by all necessary corporate action by the Company and the Law 89 Subsidiary, (ii) that it intends to transfer this Agreement to its Law 89 Subsidiary and such transfer will be executed by its legal representative who will be duly authorized to do so, (iii) the execution, delivery and performance of this Agreement does not violate any applicable law, regulation, order, judgment or decree or any agreement, plan or corporate governance document to which the Company is a party or by which it is bound and (iv) upon execution and delivery of this Agreement by the parties, it shall be a valid and binding obligation of the Company enforceable against it in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally.

14. Notices. All notices required or permitted hereunder will be given in writing by personal delivery; by confirmed facsimile transmission; by express delivery via any reputable express courier service; or by registered or certified mail, return receipt requested, postage prepaid, in each case addressed to the parties at the respective addresses set forth above, with, if to the Company, a copy to Company’s General Counsel, 90 Kifissias Avenue, Maroussi 15125, Athens, Greece and, if to you, a copy to  Prokopios (Akis) Tsirigakis , 18 Proteos Street, Kifissia 14564, Athens Greece   or at such other address as may be designated in writing by either party to the other in the manner set forth herein. Notices which are delivered personally, or by courier as aforesaid, will be effective on the date of delivery. Notices delivered by mail will be deemed effectively given upon the fifth calendar day subsequent to the postmark date thereof.

15. Cooperation. Subject to your other personal and business commitments and to the extent not inconsistent with your legal position, you agree that both during and after your employment you shall, at the request of the Company, render all reasonable and lawful assistance and perform all reasonable and lawful acts that the Company considers necessary or advisable in connection with any litigation, investigation, proceeding, claims or dispute involving the Company or any director, officer, employee, shareholder, agent, representative, consultant, client or vendor of the Company ("Claims") to the extent such Claim arose during your employment and relates to the Nautilus Group. The Company agrees to reimburse you for your out-of-pocket expenses (including travel expenses and attorneys' fees if you reasonably determine that the matter is of a nature which indicates that you should have separate representation).

16. Miscellaneous.

(a) The failure of either party at any time to require performance by the other party of any provision hereunder will in no way affect the right of that party thereafter to enforce the same, nor will it affect any other party's right to enforce the same, or to enforce any of the other provisions in this Agreement; nor will the waiver by either party of the breach of any provision hereof be taken or held to be a waiver of any prior or subsequent breach of such provision or as a waiver of the provision itself.

(b) This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, heirs (in the case of you) and assigns. This Agreement is a personal contract calling for the provision of unique services by you, and your rights and obligations hereunder may not be sold, transferred, assigned, pledged or hypothecated by you, without the Company's prior written consent, except that your rights to compensation and benefits may be transferred by will, operation of law, in accordance with applicable law or any applicable plan, policy, program or agreement of the Company or the Nautilus Group or in accordance with this clause (b). In the event of your death or a judicial determination of your incompetence, the compensation, entitlements and benefits due you under this Agreement or otherwise shall be paid to your estate or legal representative or your designated beneficiary or beneficiaries. No rights or obligations of the Company under this Agreement may be assigned or transferred by the Company without your prior written consent, except that such rights or obligations may be assigned or transferred pursuant to a merger or consolidation in which the Company is not the continuing entity, or a sale, liquidation or other disposition of all or substantially all of the assets of the Company, provided that the assignee or transferee is the successor to all or substantially all of the assets of the Company and assumes the liabilities, obligations and duties of the Company under this Agreement, either contractually or as a matter of law.

(c) Each of the covenants and agreements set forth in this Agreement are separate and independent covenants, each of which has been separately bargained for and the parties hereto intend that the provisions of each such covenant shall be enforced to the fullest extent permissible. Should the whole or any part or provision of any such separate covenant be held or declared invalid by a court of competent jurisdiction, such invalidity shall not in any way affect the validity of any other such covenant or of any part or provision of the same covenant not also held or declared invalid. If any covenant shall be found to be invalid by a court of competent jurisdiction but would be valid if some part thereof were deleted or the period or area of application reduced, then such covenant shall apply with such minimum modification as may be necessary to make it valid and effective.

(d) This Agreement shall be exclusively governed by Greek Law.  In the event of any inconsistency between any provision of this Agreement and any provision of any plan, program, policy, arrangement of, or other agreement with, the Company or any member of the Nautilus  Group, the provision that is most favorable to you shall control.

(e) If any dispute should arise out of or in connection with this Agreement, same shall be decided by the Courts of Piraeus which have exclusive jurisdiction.

(f) Upon the expiration of the Term, the respective rights and obligations of the parties shall survive such expiration to the extent necessary to carry out the intentions of the parties as embodied in such rights and obligations.

(g) This Agreement sets forth the entire understanding between the parties as to the subject matter hereof and merges and supersedes all prior agreements, commitments, representations, writings and discussions between the parties with respect to that subject matter. This Agreement may be terminated, altered, modified or changed only by a written instrument signed by both parties hereto.

(h) The Section headings contained herein are for purposes of convenience only and are not intended to define or list the contents of the Sections.

(i) This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Signatures delivered by facsimile shall be effective for all purposes.

Please confirm your agreement with the foregoing by signing and returning the enclosed copy of this letter, following which this will be a legally binding agreement between us effective as of the date first written above.

Very truly yours,

By:	/s/ George Syllantavos
Name:	George Syllantavos
Title:	Co-CEO

Accepted and Agreed

/s/ Prokopios (Akis) Tsirigakis
Prokopios (Akis) Tsirigakis